SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 11-K

                                  ANNUAL REPORT
                                   ----------




                        Pursuant to Section 15(d) of the
                             Securities Act of 1934


                      For the year ended December 31, 1997
                                   ----------




                              City Holding Company
                          Employee Stock Ownership Plan
                                   ----------




                              City Holding Company
                                25 Gatewater Road
                        Cross Lanes, West Virginia 25313
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

                                    FORM 11-K

                              CITY HOLDING COMPANY

                          EMPLOYEE STOCK OWNERSHIP PLAN

                                December 31, 1997
                                   ----------



The following financial statements and schedules of the Plan are included herein:

       Report of Independent Auditors                                                                      1

       Statements of Net Assets Available for Plan Benefits as of December 31,
         1997 and 1996                                                                                     2

       Statements of Changes in Net Assets Available for Plan Benefits for the
         years ended December 31, 1997 and 1996                                                            3

       Notes to Financial Statements                                                                     4-6

       Item 27(a) - Supplemental Schedule of Assets Held for Investment Purposes                           7

       Item 27(d) - Supplemental Schedule of Reportable Transactions                                       8

       Schedules I, II, and III have been omitted because the required information is shown in the financial statements or in the notes thereto.

Item 9(b) - Exhibits:

       Exhibit 24(c) - Consent of Independent Auditors


                              City Holding Company
                          Employee Stock Ownership Plan

             Audited Financial Statements and Supplemental Schedules

                                December 31, 1997





                                    Contents

Report of Independent Auditors..............................................1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits........................2
Statements of Changes in Net Assets Available for Plan Benefits.............3
Notes to Financial Statements...............................................4


Supplemental Schedules

Item 27(a) - Schedule of Assets Held for Investment Purposes................7
Item 27(d) - Schedule of Reportable Transactions............................8

                         Report of Independent Auditors

Board of Directors
City Holding Company

We have audited the accompanying statements of net assets available for plan benefits of the City Holding Company Employee Stock Ownership Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                           /s/ Ernst & Young LLP

Charleston, West Virginia
June 26, 1998



                              City Holding Company
                          Employee Stock Ownership Plan

              Statements of Net Assets Available for Plan Benefits

                                December 31, 1997

                                                                                            December 31
                                                                                      1997              1996
                                                                                ------------------------------------
Assets
Common stock of City Holding Company at fair value                                    $3,607,232       $1,000,455
Employer contribution receivable                                                       2,194,844        1,566,731
                                                                                ------------------------------------
Net assets available for plan benefits                                                $5,802,076       $2,567,186
                                                                                ====================================




See accompanying notes to financial statements.

                                                                              2


                              City Holding Company
                          Employee Stock Ownership Plan

                          Statements of Changes in Net Assets Available for Plan Benefits

                                December 31, 1997





                                                                                            December 31
                                                                                      1997              1996
                                                                                ------------------------------------
  Contributions and income:
   Contributions from employer                                                        $2,194,844       $1,566,731
   Interest and dividends                                                                 66,963           25,689
                                                                                ------------------------------------
Total contributions and income                                                         2,261,807        1,592,420

Deductions:
    Benefit payments                                                                      77,030           38,996
                                                                                ------------------------------------
Total deductions                                                                          77,030           38,996
                                                                                ------------------------------------
                                                                                       2,184,777        1,553,424

Net realized and unrealized gains                                                      1,050,113          118,816
                                                                                ------------------------------------
Net additions                                                                          3,234,890        1,672,240
Net assets available for plan benefits at beginning of the year                        2,567,186          894,946
                                                                                ------------------------------------
Net assets available for plan benefits at end of the year                             $5,802,076       $2,567,186
                                                                                ====================================



See accompanying notes to financial statements.

                              City Holding Company
                          Employee Stock Ownership Plan

                          Notes to Financial Statements

                                December 31, 1997



1. Significant Accounting Policies

Plan Amendment

City Holding Company, the Plan Sponsor, amended its Money Purchase Plan by converting it to an Employee Stock Ownership Plan (the Plan) as of January 1, 1996. The Plan is comprised of a Stock Bonus Plan and a Money Purchase Pension Plan.

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis of accounting. The Plan's financial statements presented herein are in conformity with generally accepted accounting principles and require management of the Plan to make estimates and develop assumptions that affect the amounts reported in the financial statements and related footnotes. Actual results may differ from management's estimates.

2. Description of Plan

The following description of the Plan provides general information. Participants should refer to the Plan document for a complete description of the Plan's provisions. The Plan, which was adopted in December 1995, and became effective January 1, 1996, is a defined contribution employee stock ownership plan covering all employees of City Holding Company and its subsidiaries (the Company) who have completed one year of service and have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employer contributions to the Stock Bonus portion of the Plan will be discretionary as determined annually by the Board of Directors of the Plan Sponsor. Employer contributions to the Money Purchase portion of the Plan will approximate 9% of the eligible participant's annual compensation. The contributions are allocated to eligible participants who are actively employed on the last day of the Plan year. On March 2, 1998, the Company contributed approximately $2,916,000 to the Plan.

The fair value of the Plan's investment in City Holding Company is estimated based on the stock's quoted trade value as of the last business day of the year.

                              City Holding Company
                          Employee Stock Ownership Plan

                    Notes to Financial Statements (continued)


Vesting

A participant becomes vested in the Company's contributions as follows:


                                                       Vested Percentage of
                      Years of Service                Employer Contributions
              ------------------------------------------------------------------

                         Less than 3                              0%
                              3                                  20
                              4                                  40
                              5                                  60
                              6                                  80
                          7 or more                             100

Forfeitures of terminated participants' nonvested account balances shall be used to reduce the Company's contribution.

Allocations

Participants are required to complete one year of service in order to share in any employer contributions or forfeitures. Any participant who terminates employment during the plan year for reasons other than death, total or permanent disability, or retirement does not share in the allocation of contributions and forfeitures. Allocations of earnings with respect to amounts contributed to the Plan after the previous valuation date are determined by using a weighted average.

3. Federal Income Taxes

The Internal Revenue Service (IRS) has accepted the form of the plan document under Sections 401(a), 403(a), and 501(a) of the Internal Revenue Code (the
Code) for use by employers for the benefit of their employees. In March 1998, the IRS ruled that the Plan qualifies under Section 401(a) of the Code and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator and other representatives of the Plan are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                              City Holding Company
                          Employee Stock Ownership Plan

                    Notes to Financial Statements (continued)


4. Related Party Transactions

Investments are made in City Holding Company stock which is listed and its price quoted in the National Association of Securities Dealers Automated Quotations System (NASDAQ). The investments are subject to market risk to the extent of the amount in the statement of net assets available for plan benefits.

Included in interest and dividends for the year ended December 31, 1997, are dividends received from City Holding Company common stock investments approximating $56,300.

The Company provides certain accounting and administrative services to the Plan without charge. The Company also pays certain administrative costs on behalf of the Plan, including legal and accounting fees.

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


                                                 City Holding Company
                                            Employee Stock Ownership Plan

                             Item 27(a) - Schedule of Assets Held for Investment Purposes

                                                  December 31, 1997





                                                                                                      Current
        Shares/Units                            Description                           Cost             Value
--------------------------------------------------------------------------------------------------------------------
Common stock:

           85,879           City Holding Company                                      $2,519,636       $3,606,918


                                                                              7


                                                 City Holding Company
                                            Employee Stock Ownership Plan

                                   Item 27(d) - Schedule of Reportable Transactions

                                             Year Ended December 31, 1997



                                    Number          Total        Number        Total        Total         Gain
                                      of            Cost           of          Cost       Proceeds       (Loss)
                                    Units            of           Units         of          from           on
                                  Purchased       Purchase        Sold         Sales        Sales        Sales
                               -------------------------------------------------------------------------------------

Category (i) - Individual Transactions in Excess of 5% of Plan Assets

Common stock                         5,771        $   194,775        -          $ -          $ -          $ -
Common stock                         7,320            244,305        -            -            -            -

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets

Common stock                        48,750          1,633,871        -            -            -            -



There were no category (ii) or (iv) reportable transactions during 1997.

                         Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 File No. 33-62738) pertaining to the City Holding Company Employee Stock Ownership Plan of our report dated June 26, 1998, with respect to the financial statements and supplemental schedules of the City Holding Company Employee Stock Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.



                                                /s/ Ernst & Young LLP



Charleston, West Virginia
June 29, 1998

Pursuant to the requirements of the Securities and Exchange Act of 1934, City Holding Company has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                     City Holding Company Employee
                                     Stock Ownership Plan





                                     /s/ Robert A. Henson
                                     ------------------------------
                                     Mr. Robert A. Henson
                                     Plan Administrator





June 29, 1998